February 24, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561

Attn.:	H. Christopher Owings
Assistant Director

Re:	Big Lots, Inc.
Form 10-K for the Year Ended February 2, 2008
Filed April 1, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
Form 10-Q for the Period Ended November 1, 2008
Filed December 9, 2008
File No. 1-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our” and “Big Lots”) to the comments regarding the above-referenced filings contained in the letter from H. Christopher Owings of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated January 29, 2009.  This letter is filed with the Commission via EDGAR as a correspondence file.

For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response.  To the extent that we have provided you with draft disclosures that we expect to make in future filings, those disclosures are based on the information currently available to us and will be modified in, or deleted from, future filings based on the then-current facts and circumstances applicable to us at the time of such future filings.

U.S. Securities and Exchange Commission
February 24, 2009

Form 10-K for the Year Ended February 2, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and … page 19

1.
In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  As examples only, please address the following:

•
In your Operating Strategy subsection on page 21, you state that the long-term goal of your “What’s Important Now Strategy” is to use the information you obtained in the first two phases of that strategy to improve the performance of your business in the current Execution phase.  Please discuss whether the measures you implemented so far have improved your performance to date and whether you believe they will do so in future periods.

•
In your Merchandising subsection on page 21, you state that the treasure hunt experience was important to your customers and that your customers expect you to consistently have certain product categories in stock.  Please describe the treasure hunt experience to which you refer and disclose the product categories that your customers expect you to stock.  Also, please disclose whether the treasure hunt experience or the in-stock product categories have changed over time and whether you plan to change them going forward.

•
In your Real Estate subsection on page 22, you state that your strategy includes making additional investments in a select number of your existing stores to improve operating efficiency.  In this regard, you have made investments to certain stores already and will do so to more stores in the future.  Please discuss the manner in which you have selected the stores for these investments in the past and whether this selection process will remain the same and going forward.

•
We note the risk factor on page 21 of your quarterly report on Form 10-Q for the period ended November 1, 2008 in which you discuss the “current conditions in the financial markets combined with the current economic conditions including falling home prices, job losses, foreclosures, bankruptcies, and reduced access to credit,” which “give rise to uncertainties that may adversely affect [y]our capital resources, financial condition, results of the operations, and liquidity.”  Please include a discussion of this trend in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of your quarterly report and describe how you believe it could materially impact your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way in future periods.

U.S. Securities and Exchange Commission
February 24, 2009

Response: The operating strategy discussions with respect to our Merchandising, Real Estate and Operating Expenses on pages 21 through 23 of our Annual Report on Form 10-K for the fiscal year ended February 2, 2008 (“2007 Form 10-K”) were intended to provide an overview of how we are currently managing our business to achieve our desired operating targets.  We have provided these disclosures to highlight and explain certain strategies that we believe have had a more pervasive impact on our financial performance, such as the “raise the ring” merchandise strategy, the closure of underperforming stores, and multiple distribution and transportation initiatives.  These strategies are consistent with our other communications in investor presentations and conference call dialogue.  We believe that the financial impact of these items are best discussed in the detailed discussions surrounding the changes in the applicable operating measures (i.e. net sales, gross margin, selling and administrative expenses, liquidity, etc.).  In future filings, we will expand our MD&A to discuss known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues or income, or result in our liquidity decreasing or increasing in any material way.

With respect to whether the measures we have implemented have improved our performance to date and whether we believe they will do so in future periods, we intend to include the following disclosure in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (“2008 Form 10-K”) (and such filing will reflect our actual and projected results which are not available as of the date of this letter):

The Execution phase includes a strategic roadmap focused on expanding our operating profit rate (which increased from 0.6% in fiscal 2005 to ___% in fiscal 2008), driving sustainable growth in earnings per share from continuing operations (which increased from $0.14 per diluted share in fiscal 2005 to $____ per diluted share in fiscal 2008), and generating significant cash provided by operating activities to reinvest in the business or to return to shareholders ($900 million of share repurchases in fiscal 2006, 2007 and 2008).  In fiscal 2009, we expect 1) our operating profit rate to ______  by __ to __ basis points due to ___________, 2) our earnings per diluted share from continuing operations to _______ to $____ to $____, and 3) our cash provided by operating activities less capital expenditures of approximately $___ to $___ million to be approximately $____ million.

With respect to our merchandising strategy, we believe the “raise the ring” strategy, improving our inventory turnover rate, and increasing our gross margin dollars are the most important elements that we use to manage or measure our performance.  We have described the “raise the ring” strategy on the bottom of page 21 of our 2007 Form 10-K.  We have disclosed the inventory turnover rate and the change in gross margin dollars on page 19 of our 2007 Form 10-K under the heading “Operating Results Summary.”  With respect to the “treasure hunt” experience, we constantly evaluate our mix of closeout merchandise and merchandise categories that customers expect us to have on a consistent basis.  We stated on page 21 of our 2007 Form 10-K, “Our objective is to maximize the amount of closeout merchandise which we believe provides the greatest value to our customers.”  In future filings, we will expand this disclosure to include the following:

U.S. Securities and Exchange Commission
February 24, 2009

The treasure hunt experience is what our customers refer to as the experience of shopping our stores looking for their favorite brands of merchandise at great values as our assortment of in stock branded merchandise continually changes based on the availability of closeout merchandise.

With respect to merchandise that our customers expect us to have in stock, we disclose on page 24 and elsewhere in our 2007 Form 10-K the net sales by merchandise category and net sales by merchandise category as a percentage of total net sales compared to prior year results for comparable categories.  Additionally, on page 3 of our 2007 Form 10-K, we disclose the key merchandise departments that comprise each category.  We believe these category level disclosures provide the most meaningful analysis of our sales results as “seen through the eyes of management” (as this term is used in FRR-72 Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations).  To the extent that we significantly alter our merchandise mix such that the expected net sales or sales by category results have been or would reasonably be expected to be materially impacted, we would disclose these changes in future filings.  We will also disclose in future filings, the extent to which the composition of the categories change materially such that it has had or would be reasonably expected to have a material impact on our prior or expected net sales results.

With respect to the 70 store retrofits that were completed in fiscal 2007 and the 40 store retrofits that were completed in fiscal 2008, stores were chosen based on several factors including, but not limited to, store size, whether the store had a full furniture department or was limited to a lesser offering of furniture, overall sales volume, and comparable store sales trend.  As a result of these retrofits, we refreshed these 110 stores, improved their financial performance, and we believe improved the customer shopping experience.  Based on the results of these stores since the retrofits, we have determined that we get the best return on our investment when we add a full furniture department.  Given that nearly 1,100 of our stores have a full furniture department and the balance of our 1,339 stores are space constrained, any future store retrofit activity designed to add full furniture departments is expected to be minimal.  However, it is likely that we will continue to maintain and invest in our existing stores and will test new store layouts or merchandise presentation ideas in the future.  While we believe the completed retrofits have positively impacted our operating results with a minor impact on our liquidity, we do not believe that the results of the retrofits represent a material factor in our detailed discussion of changes in net sales, gross margin, selling and administrative expenses, or depreciation expense.  To the extent material to our future financial condition, results of operations, or liquidity, we will include an expanded discussion of store investments.

With respect to the risk factor discussing the current state of the economy, we note the following disclosures included on page 14 (MD&A Overview) and page 19 (Capital Resources and Liquidity), respectively, of our Quarterly Report on Form 10-Q for the period ended November 1, 2008 (“third quarter of 2008 Form 10-Q”):

U.S. Securities and Exchange Commission
February 24, 2009

Comparable store sales for stores open at least two years at the beginning of 2008 decreased 0.2%.  The comparable store sales decline was more pronounced in the month of October as conditions in the general economy deteriorated (See Item 1.A. Risk Factors).

As discussed further below in Part II, Item 1.A. Risk Factors, the recent events that have occurred in the financial and credit markets continue to add a high level of uncertainty to factors which may affect our results of operations, capital resources, and liquidity, as well as credit availability of our vendors and credit availability of our customers.  Based in part on discussions we have had with our key banking relationships, we currently believe we have, or, if necessary, have the ability to obtain, adequate resources to fund ongoing and seasonal working capital requirements, future capital expenditures, new projects, and currently maturing obligations.  We are not currently aware of any other trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on our capital resources or liquidity.

In future filings, if applicable, we will enhance this disclosure by including more detail and analysis regarding the impact of the financial crisis on us in the applicable sections (Capital Resources and Liquidity and/or Analysis of Results and Financial Condition) of MD&A.

We believe that these disclosures and the revisions proposed in our response to the third bullet point of the Staff’s comment 2 in this letter, combined with the Risk Factor included on page 21 of our third quarter of 2008 Form 10-Q, provides a discussion of the potential material impact of the general economic trends on our financial condition, operating performance, revenues, income, and liquidity.

2007 Compared to 2006, page 23

2.
In this subsection, your 2006 Compared to 2005 subsection, and the equivalent subsection in your Quarterly report on Form 10-Q for the period ended November 1, 2008, you discuss the changes in operation and cash flow amounts between the periods.  However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements.  Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes.  In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes.  Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

U.S. Securities and Exchange Commission
February 24, 2009

•
In your Net Sales subsection on page 23, you state that your net sales decreased 1.8% from 2006 to 2007 due to sales made during the 53rd week in 2006 and a lower store count in 2007, which were partially offset by a comparable store sales increase of 2.0%.  Please quantify the impact of each of these factors on your Net Sales.  Also, you state that the Consumables, Furniture, and Seasonal categories were the best performing categories for comparable store sales, but that the gains in these categories were partially offset by decreases in the Home and Other categories.  Again, please quantify the impact of each factor on your Net Sales.  Further, please discuss the underlying factors responsible for the increase in your Consumables, Furniture, and Seasonal categories and for the decrease of your Home and Other categories.  In this regard, please discuss the reason or reasons that Consumables performed consistently throughout the year, Furniture performed consistently in the first three quarters of 2007, and within the Seasonal category, lawn & garden, summer, and Christmas performed well but Halloween and harvest did not.  Finally, please discuss the reasons that all the Home category departments except for domestics ended 2007 with negative comparable store sales and that drugstore and furniture deals partially offset the decrease in toy sales in the Other category.

•
In the Selling and Administrative Expenses subsection on page 27, you disclose four items that contributed to the 180 basis point improvement in selling and administrative expense leverage from 2005 to 2006.  Please quantify the effect each of these four items had on the improvement in your selling and administrative expense leverage.

•
On page 16 of your quarterly report on Form 10-Q for the period ended November 1, 2008, you state that your net sales decreased 0.9% in the third quarter of 2008 compared to the third quarter of 2007 due to comparable store sales decrease of 0.2% and fewer open stores.  Please quantify the impact of each of these factors on your decrease in net sales during this period.  Also, you state that the comparable store sales for the Home and Seasonal categories as well as the toy department, which is included in the Other category, were negative for the quarter, but that the comparable store sales in the Consumables, Furniture, and Hardlines categories were positive.  Again, please quantify the impact of each of these factors on your net sales.  Also, please disclose the reason or reasons that the Home category has been challenged across most departments for over a year, the net sales of the Seasonal category’s Halloween, Harvest, and Christmas departments were reduced, and the Consumables category’s food, chemicals, and pet departments were strong.

Response: In future filings, we will provide, where possible, expanded quantitative and qualitative analysis to explain changes in operation and cash flow amounts between periods.  As an example of our proposed disclosure, we will include the following in the net sales comparison between fiscal 2007 and fiscal 2006 in the MD&A of our 2008 Form 10-K, as well as in future filings, updated as appropriate for each filing:

U.S. Securities and Exchange Commission
February 24, 2009

Net sales decreased 1.8% to $4,656.3 million in fiscal 2007 compared to $4,743.0 million in fiscal 2006.  This net sales decrease of $86.7 million is principally due to $76.2 million of sales made during the 53rd week in fiscal 2006 combined with lower net sales of $95.2 million resulting from fewer open stores, partially offset by a comparable store sales increase of 2%, which increased net sales by $84.7 million.

As discussed above, we provide the tabular presentation of net sales by merchandise category, net sales by merchandise category as a percentage of total net sales, and net sales change in dollars and percentage compared to the prior year result (as disclosed on page 24 of our 2007 Form 10-K).  We believe that these category level disclosures quantify the net sales performance by type of merchandise.  We also discussed in our qualitative analysis of net sales as disclosed on page 23 of our 2007 Form 10-K the changes among categories.  In future filings, we will include additional qualitative discussions, where possible.  As an example of our proposed disclosure, we will include the following in the net sales comparison between fiscal 2007 and fiscal 2006 in the MD&A of our 2008 Form 10-K, as well as in future filings, updated as appropriate for each filing:

Consumables performed consistently throughout fiscal 2007 with positive comparable store sales across all departments.  We believe Consumables experienced these results because our merchants continued to acquire widely-recognized brand name merchandise that offered tremendous value to the customer.

Furniture performed consistently throughout the first three quarters of fiscal 2007; however, sales trends in the fourth quarter were more challenging in part because in the fourth quarter we were up against a successful prior year launch of Serta mattresses and were transitioning between old and new styles of merchandise in upholstery and case goods.

Seasonal was driven by strength in lawn & garden, summer, and Christmas, which was partially offset by disappointing Halloween and harvest sales.  This was the second year in a row of favorable Christmas results.  Our lawn & garden and summer business drove the favorable Seasonal category performance in the first half of fiscal 2007.  The Seasonal category represents a great example of the “raise the ring” strategy, as the quality and value proposition has increased significantly over the last 18 months and the average item retail price has increased as well.  This supports one of the assumptions in our merchandising strategy that customers are willing to pay for quality and great value when they shop our stores.

Home category sales were very soft following the positive performance in the first quarter of fiscal 2007.  All Home departments except for domestics ended fiscal 2007 with negative comparable store sales.

U.S. Securities and Exchange Commission
February 24, 2009

Within the Other category, the decrease in toy sales and toy comparable store sales was partially offset by the impact from larger closeout deals, including a drugstore liquidation deal and a furniture deal.  Similar to other retailers, our toy business was challenged in fiscal 2007 principally due to the negative publicity from certain high profile toy recalls.  Merchandise from the drugstore liquidation deal was in about 400 of our stores and was very similar to a drugstore deal that we had in fiscal 2006.  We also secured additional merchandise from the drugstore liquidation deal that enabled us to supply most of our stores through the second quarter of fiscal 2008.  The furniture deal was an opportunity for us to offer branded furniture in about 1,100 of our stores, just in time for the tax refund selling season, which historically is the highest volume period for sales of furniture.  The merchandise from the furniture deal was largely sold by the end of the first quarter of fiscal 2008.  Our future net sales results could fluctuate materially depending on the availability, timing, and/or size of closeout deals.

With respect to the four items which contributed to the 180 basis point improvement in selling and administrative expense leverage from 2005 to 2006, we cannot separately quantify each item because we believe the “raise the ring” merchandise strategy affected several of the items. For example, we believe it helped drive comparable store sales while reducing the number of cartons required to be processed through our stores and distribution centers due to higher average item retail per unit and overall great retail value of each carton.  Even though we cannot calculate the impact of the “raise the ring” strategy on our leverage, based on the reasons discussed above, we believe its impact was favorable.  We have explained the quantitative impacts, where possible, in the applicable sections in selling and administrative expenses.  For example, we disclosed on page 27 of our 2007 Form 10-K the following:

•	Decrease in store hourly wages of $10.7 million.
•	Decrease in general office wages of $5.2 million.
•	Decrease of field operations cost of $4.2 million.
•	Decrease of distribution and outbound transportation costs of $1.7 million (40 basis points as a percentage of net sales).

With respect to the decrease in net sales of $9.1 million (0.9%) in the third quarter of fiscal 2008 compared to the third quarter of fiscal 2007, we note that this sales decrease was principally due to lower net sales of $7.6 million resulting from fewer open stores and by a comparable store sales decrease of 0.2%, which decreased net sales by $1.5 million.

As discussed above, we provide the tabular presentation of net sales by merchandise category, net sales by merchandise category as a percentage of total net sales, and net sales change in dollars and percentage compared to the applicable periods in the prior year (see page 16 of our third quarter of 2008 Form 10-Q).  We believe that these category level disclosures quantify the changes in net sales by merchandise category.  We then explain in our qualitative analysis of net sales as disclosed on page 16 of our third quarter of fiscal 2008 Form 10-Q the changes among categories.  As an example of our proposed disclosures in future filings, we will include the following qualitative discussions of category changes:

U.S. Securities and Exchange Commission
February 24, 2009

Comparable store sales for the Home and Seasonal categories as well as the toy department, which is included in the Other category, were negative for the quarter.  These results were partially offset by positive comparable store sales in the Consumables, Furniture, and Hardlines categories.  Our sales trends during the quarter indicated a shift in customer shopping behavior where customers appear to be more cautious about what they are buying and when they are buying it.  Our Consumables category was once again a leading category, as comparable store sales increased in the low single digits.  We have longstanding relationships with what we believe are some of the most widely-recognized brand name consumables manufacturers.  As a result, we are able to offer our customers great value consistently.  Furniture comparable store sales in the third quarter of fiscal 2008 were in the high single digits on top of the high single digit comparable store sales result for the Furniture category in the third quarter of fiscal 2007.  In fiscal 2008, the customer responded to great values and discounts in our Furniture category, such as our Labor Day mattress promotion which was a significant contributor to the positive performance.  The Hardlines category produced a comparable store sales increase in the high single digits.  We acquired multiple closeout deals containing higher ticket electronics as the quarter progressed, highlighted by significant values we were able to offer our customers on items such as popular software video games and personal computer laptops from national brand name manufacturers.  In our Seasonal category and our toy department, which is included in the Other category, we had negative comparable store sales performance.  For toys, we believe that our quality-to-value relationship of our merchandise offered for sale in our stores stacks up well against our competition.  However, given the uncertainty in shopping behavior of our customers during these difficult economic times, it appears customer discretionary purchases, including Seasonal and toys merchandise, were negatively impacted.  It is difficult to predict whether customers will pass on merchandise from the Seasonal category or toys department this year.  If the negative comparable store sales trends continue throughout the fourth quarter for the Seasonal category and toys department, it would have a more significant impact on our consolidated comparable store sales and net sales in the fourth fiscal quarter because of the relative importance of these categories during this time frame.

U.S. Securities and Exchange Commission
February 24, 2009

Critical Accounting Policies and Estimates, page 32

3.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, please expand your merchandise inventory disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis.  Please consider disclosing further information about your cost complement percentage, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes, and valuation adjustments.  Please also disclose the reasons underlying any of these adjustments and material changes between periods and provide sensitivity analyses showing the impact on your statements of operations given a specified change in the parameters of your estimates.  See SEC Release No. 33-8350.

Response: In future filings, we will revise our disclosures of critical accounting policies and estimates to eliminate duplicative disclosures that are included in our footnotes.  We intend to discuss what we believe are the most significant management estimates and judgments used in preparing our financial statements.  In addition, we will provide additional information which will assist a user of the financial statements in understanding the relative significance of the assumptions or estimates used in our financial statements that we believe are the most significant.  In future filings, we will provide a discussion of sensitivity analysis.  For example, we expect to discuss the effect of the following hypothetical changes on our income from continuing operations before income taxes:

•	10% change in our inventory shrink reserve.
•	10% change in our self insurance reserves (medical, workers’ compensation, and general liability).
•	1% change in the discount rate used to estimate the present value of our self insurance reserves for workers compensation and general liability.

We will also continue to disclose the following analysis in our critical accounting policies, as was disclosed on page 35 of our 2007 Form 10-K:

•	The impact of a 0.5% decrease in our assumed pension liability discount rate.
•	The impact of a 1% decrease in the expected long-term rate of return on plan assets.

U.S. Securities and Exchange Commission
February 24, 2009

Other items considered but not expected to be disclosed because the information is readily apparent from our financial statements include, but are not limited to, the following:

•	The effect on income from continuing operations before income taxes of a 10% change in depreciation expense.
•	The effect on income from continuing operations before income taxes of a 10% change in stock-based compensation expense.

Report of Independent Registered Public Accounting Firm, page 39

4.
In future filings, please revise the reports of your independent registered public accounting firm and the consent of your independent registered public accounting firm filed as Exhibit 23 to include a conformed signature.  See Rule 302 of Regulation S-T.

Response: In future filings, we will include conformed signatures on the reports of our independent registered public accounting firm and the consent of our independent registered accounting firm.

Notes to Consolidated Financial Statements, page 45

Note 1 – Summary of Significant Accounting Policies, page 45

Segment Reporting, page 45

5.
You disclose that you manage your business based on one segment, broadline closeout retailing.  Please tell us if you aggregate any operating segments into your single reportable segment.  If so, please tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131.  In future filings, please disclose if operating segments have been aggregated.  See paragraph 26. (a.) of SFAS 131.

Response: Steven S. Fishman, our Chairman of the Board, Chief Executive Officer and President, is our Chief Operating Decision Maker (“CODM”) as that term is defined in paragraph 12 of SFAS No. 131.  The CODM receives and reviews reports presented on a single segment basis, which is consistent with investor presentations and conference call dialogue.  Additionally, we affirm our response to comment 5 in our letter dated July 15, 2002 to the Staff’s comment letter dated June 24, 2002, where we discussed our consideration of paragraphs 25 through 36 of SFAS No. 131 and concluded that, as a one-segment company, the disclosures required by SFAS No. 131 are contained elsewhere within our filings or would not be applicable.  With respect to paragraph 37 of SFAS No. 131, we have disclosed our net sales results by key merchandise categories in footnote 12 to our consolidated financial statements included in our 2007 Form 10-K.  With respect to paragraph 38, all of our operations are located in the United States (as disclosed on page 45, Segment Reporting section in footnote 1 to our consolidated financial statements included in our 2007 Form 10-K) and, as such, disclosure of the geographic information required by this paragraph is not applicable to us.  With respect to paragraph 39, no customer represents more than 10% of our revenue and, therefore, disclosure required by this paragraph is not applicable to us.  Our management structure and reporting has not materially changed since our July 15, 2002 response to the Staff.

U.S. Securities and Exchange Commission
February 24, 2009

Store Supplies, page 46

6.
You disclose that you capitalize a portion of the initial shipment of supplies when opening a new store and expense subsequent replenishments.  Citing authoritative accounting guidance or predominate practice, please clarify why you believe these costs should be capitalized and why replenishments are expensed as incurred.  Also, please clarify how these items differ from those included in pre-opening store expenses.

Response: Our store pre-opening expenditures fall into four categories (store readiness, leasehold improvements or other capital expenditures, supplies expense, and capitalized supplies).  Once we assume possession of the property, it typically takes approximately two months to complete construction (e.g. signage, HVAC, lighting, and other building improvements), install fixtures and cash registers, hire employees, and stock the shelves with merchandise.  We expense all of the costs incurred in this start up process, except for those that are capitalized in accordance with our property and equipment accounting policy.  In addition, the stores receive a shipment of store supplies, a portion of which are consumable/non-durable type supplies that are expensed upon shipment to the stores and a portion of which represents more durable types of items that we carry on our balance sheet at cost.  As an example of the application of our policy for store supplies in fiscal 2007, we shipped approximately $11K of store supplies to each new store.  Based on our review of an item by item list of these supplies, we capitalized approximately $5K per new store and expensed approximately $6K per new store.  The items capitalized consisted of spiral pricing packs, spiral signboard, peg hooks, end cap brackets, cash till boxes, drop boxes, cameras, scanner hooks, gift card spinner displays, and other items expected to be used in our business over a period of time. Our accounting for capitalized store supplies is similar to the base stock method of accounting as prescribed by AICPA Technical Practice Aid Section 2210, paragraph 8.  As such, and as stated in our accounting policy disclosures in footnote 1 of our consolidated financial statements, the initial shipment of certain store supplies is capitalized and subsequent shipments of these types of supplies to our stores are expensed.  We review the capitalized store supplies listing semi-annually and adjust the asset balance on our general ledger based on price or quantity changes of items in each of our stores.  Based on the results of these reviews, our per store capitalized store supplies were $5,198, $5,230, and $4,970 at the end of fiscal years 2006, 2007, and 2008 (or 0.5% of our total assets at the end of fiscal 2008), respectively.

U.S. Securities and Exchange Commission
February 24, 2009

Revenue Recognition, page 51

7.
We note that you recognize gift card breakage.  Please tell us and disclose the method you use to record breakage and the estimated breakage period.  For example, please clarify if you recognize estimated breakage after a stated period of time, on a straight-line basis over the breakage period, or proportionally over the period of performance, that is, as the remaining gift card values are redeemed.  Please also provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions.  In doing so, please tell us when you began selling gift cards and quantify the amount of breakage recognized for each period presented.

Response: We first issued gift cards in the fourth quarter of fiscal 2002.  We first recorded gift card breakage in the amount of $0.3 million in the fourth quarter of fiscal 2007, once we had at least five years of historical data to analyze customer redemption patterns.  The fiscal 2007 gift card breakage that we recognized was for all unredeemed gift cards that had reached four years from the end of the month of issuance.  We do not recognize any gift card breakage until a gift card has aged at least four years from its issuance month.  Since the fiscal 2007 gift card breakage was recorded (i.e. from the fourth quarter of fiscal 2007 to the fourth quarter of fiscal 2008), $8K (2.6%) of the $0.3 million originally recorded has been subsequently redeemed.  We expect to recognize gift card breakage annually in the fourth quarter of each fiscal year using this four-year aging methodology.  We do not believe quarterly recognition is necessary, based on the immateriality of these amounts.  As a result, we did not recognize gift card breakage through the third quarter of fiscal 2007.  We will continue to evaluate the need for quarterly recognition of breakage in future reporting periods.

In addition to gift cards, we issued merchandise credits in our stores on stored value cards similar to gift cards.  Merchandise credits are typically issued by us as a result of a customer return.  We first issued merchandise credits in fiscal 2003.  Similar to our accounting for gift cards, we will first recognize breakage on aged merchandise credits in fiscal 2008.  In future filings, we will clarify our accounting policy with respect to gift card and merchandise credit breakage, as follows:

We have sold gift cards in our stores since fiscal 2002.  We have issued merchandise credits, typically as a result of customer returns, on stored value cards since fiscal 2003.  We do not charge administrative fees on unused gift card or merchandise credit balances and our gift cards and merchandise credits do not expire.  We recognize sales revenue from gift cards and merchandise credits when (1) the gift card or merchandise credit is redeemed in a sales transaction by the customer or (2) breakage occurs.  We recognize gift card and merchandise credit breakage when we estimate that the likelihood of the card or credit being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed cards or credits to the relevant regulatory authority.  We estimate breakage based upon historical redemption patterns.  For fiscal 2008 and fiscal 2007, we recognized in net sales on our consolidated statements of operations breakage of $0.4 million and $0.3 million, respectively, related to unredeemed gift card and merchandise credit balances that had aged at least four years beyond the end of their original issuance month.

U.S. Securities and Exchange Commission
February 24, 2009

Note 5 – Leases, page 55

8.
You disclose on page 36 that although your leases generally have renewal options that extend beyond the original minimum lease period, those lease option periods are ignored for the purpose of calculating straight-line rent or amortizing any deferred rent.  Please clarify how you determined that the lease term should exclude all renewal periods.  In this regard, paragraph 5(f.)(ii) of  SFAS 13, as amended by SFAS 98, indicates that the lease term should include all periods for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at inception of the lease, to be reasonably assured.  We assume that many of your leasehold improvements have useful lives that exceed the initial non-cancelable lease terms.  As noted in paragraph 5(o.), a penalty includes, among other items, the existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing the use of the leased property.

Response: We note the disclosure on page 47 of our 2007 Form 10-K, wherein we discussed our five-year estimated depreciation service life for leasehold improvements.  We additionally disclosed that leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term.  The five-year service life aligns with our typical initial minimum lease term and since the majority of our leasehold improvements are placed in service at lease inception, we would not expect to have remaining net book value associated with these leaseholds at the end of the initial lease term.  Consistent with this asset depreciation policy, we amortize deferred rent over the term of the lease, as defined by SFAS No. 13, which results in a five-year amortization of deferred rent, when the initial lease term is five years.  Additionally, as part of the WIN Strategy, which has been in place since fiscal 2005, we have refined our methodology for reviewing store lease renewals and as a result we have closed many underperforming stores, for which we did not incur an economic penalty.  Our accounting practices for leasehold improvements include a review of expected store closures or lease non-renewals in order to adjust our expected service life of leasehold improvements, when appropriate.  In future filings, we intend to expand our lease accounting disclosure in the critical accounting policies and estimates section of our MD&A to include the following:

In order to recognize rent expense on our leases, we evaluate many factors to identify the lease term such as the contractual term of the lease, our assumed possession date of the property, renewal option periods, and the estimated value of leasehold improvement investments that we are required to make.  Based on this evaluation, our lease term is typically the minimum contractually obligated period over which we have control of the property.  This term is used because although many of our leases have renewal options, we typically do not incur an economic or contractual penalty in the event of non-renewal.  Therefore, we typically use the initial minimum lease term for purposes of calculating straight-line rent, amortizing deferred rent, and recognizing depreciation expense on our leasehold improvements.

U.S. Securities and Exchange Commission
February 24, 2009

Note 11 – Discontinued operations, page 71

HCC Note – Partial Recovery (Charge-Off), page 73

9.
We note that you received a note receivable from Havens Corners Corporation as partial consideration for your KB Toys disposition.  Please clarify why the charge-off and recovery of this note were recorded within continuing operations instead of discontinued operations.  In particular, please clarify why these amounts do not represent adjustments to the disposition gain or loss.

Response: As discussed in footnote 11 to our consolidated financial statements in our 2007 Form 10-K, we sold the KB Toys business in December 2000, and as part of the consideration of the sale we received a note from Havens Corners Corporation with a face amount of $45 million (“HCC Note”).  The sale of the KB Toys business was recognized and reported by us in discontinued operations on our consolidated statements of operations.  The HCC Note was initially recorded by us on our balance sheet at its estimated fair value as an investment.  Further details of the facts and circumstances associated with the HCC Note were included in our response dated March 26, 2004 to the Staff’s letter to us dated February 11, 2004.

We accounted for the charges (and subsequent partial recoveries) against the HCC Note in accordance with the guidance of Staff Accounting Bulletin, Topic 5 – Miscellaneous Accounting, Section Z Accounting and Disclosure Regarding Discontinued Operations, Subtopic 5 Classification and disclosure of contingencies relating to discontinued operations, which states:

“Question 1: Should the write-down of the carrying value of the securities and the adjustments of the contingent liabilities be classified in the current period’s statement of operations within continuing operations or as an element of discontinued operations?

Interpretive Response: Adjustments of estimates of contingent liabilities or contingent assets that remain after disposal of a component of an entity or that arose pursuant to the terms of the disposal generally should be classified within discontinued operations.  However, the staff believes that changes in the carrying value of assets received as consideration in the disposal or of residual interests in the business should be classified within continuing operations.”

U.S. Securities and Exchange Commission
February 24, 2009

Further in the third paragraph of this interpretive response is the following:

“Developments subsequent to the disposal date that are not directly related to the disposal of the component or the operations of the component prior to disposal are not “directly related to the disposal” as contemplated by paragraph 44 of Statement 144.  Subsequent changes in the carrying value of assets received upon disposition of a component do not affect the determination of gain or loss at the disposal date, but represent the consequences of management’s subsequent decisions to hold or sell those assets.  Gains and losses, dividend and interest income, and portfolio management expenses associated with assets received as consideration for discontinued operations should be reported within continuing operations.”

Based on the above facts and circumstances and the guidance provided by Staff Accounting Bulletin, Topic 5, we believe that we have properly accounted for the charges and recoveries associated with the HCC Note.

Lease Indemnifications, page 73

10.
We note that you reduced your KB Toys bankruptcy lease obligation to zero as of February 2, 2008.  Considering you are still obligated to perform under these obligations if presented with a valid claim, please clarify why you believe the likelihood of any additional payments for rejected KB Toys leases is remote.  In doing so, please provide us with a rollforward of this liability for fiscal years 2006 and 2007 and explain in further detail each material reversal of the liability.  Please also explain in further detail the nature and terms of the agreement entered into during 2007 that you believe provides a cap on your liability.  Since FIN 45 applies to guarantees modified after December 31, 2002, please clarify why this agreement does not require you to recognize a noncontingent obligation to stand ready to perform under the guarantee.

Response: In order to provide appropriate context to our response to the Staff’s question regarding our KB Toys lease indemnification, we believe it is important to review the entire timeline of our involvement with KB Toys. When KB Toys filed for bankruptcy in January 2004, we reviewed all of our relationships with KB Toys to determine what exposures needed to be addressed in our consolidated financial statements. A subsidiary of ours owned a note receivable from KB Toys (addressed above), there were certain tax issues related to periods when we owned KB Toys and there were the lease indemnifications which needed to be addressed.

With respect to the lease indemnifications, we concluded that we were potentially liable for leases which we had indemnified and would be rejected by KB Toys in the bankruptcy process. We engaged an independent real estate valuation firm to perform a store by store analysis considering, among many factors, the remaining lease term, a subjective assessment of the quality of the location, the nature of the landlord (an owner of a single strip mall location was viewed as less likely to pursue the indemnification than a major mall operator), and the number of locations owned by a landlord. Based on this analysis, we established a reserve based on a store by store analysis. As a result, we recorded a pretax charge in discontinued operations of $24.4 million in fiscal 2003.

U.S. Securities and Exchange Commission
February 24, 2009

KB Toys initially rejected 90 leases in fiscal 2003 (January 2004). As allowed by the bankruptcy process, KB Toys continued to reject additional leases while in bankruptcy. By the fourth quarter of fiscal 2006, 228 store leases and two distribution center leases had been rejected. Landlords also filed demand letters with Melville Corporation, the original guarantor of the leases, who passed them on to us to negotiate resolution to the indemnifications as provided in the purchase agreements in connection with our purchase of KB Toys. We updated our reserve for these actions. Further, the initial negotiations with some landlords allowed us to fine tune our estimates for other landlords. The following is a summary of the progression in the reserve, by fiscal year, since it was established at January 31, 2004 through February 2, 2008, with explanations following the table for the reversals of expense.

	2003	2004	2005	2006	2007
(In thousands)
Beginning balance	$-	$24,281	$32,498	$27,205	$12,660
Expense	24,412	8,623	-	-	-
Payments to landlords	-	(406)	(4,500)	(30)	(1,827)
Reversal of prior charges	-	-	(430)	(14,546)	(10,802)
Other adjustments, net	(131)	-	(363)	31	(31)
Ending balance	$24,281	$32,498	$27,205	$12,660	$-

We evaluated the adequacy of the KB bankruptcy lease obligation on a quarterly basis throughout fiscal 2006 and fiscal 2007.  The following represents the major considerations with respect to the release which occurred in the fourth quarter of fiscal 2006:

•	Prior to fiscal 2006, we had paid $4,906K related to demand letters we had received on 42 store leases.
•	As of the fourth quarter of fiscal 2006, we had received additional demand letters related to 45 other store leases, in which the total demanded by the landlord from us was $5,666K.
•
As of the fourth quarter of fiscal 2006, we were aware of seven store leases that had been reduced or expunged by the bankruptcy court.  The total reduced or expunged claims for these seven stores were $423K.  Because these claims were reduced or expunged by the bankruptcy court, we expected the landlord to follow up with a claim against us.

•
In the fourth quarter of fiscal 2006, we reached an agreement to pay the landlord of one of the KB Toys distribution centers $890K.  This payment was made in fiscal 2007, so an accrual for this was needed at the end of fiscal 2006.

U.S. Securities and Exchange Commission
February 24, 2009

•
We had not received a demand notice related to the remaining 134 rejected store leases.  The majority of these leases were rejected during the period January 2004 through January 2005 or at least two years prior to the end of our fiscal 2006.  Of these 134 store leases, 119 had lease termination dates concurrent with or prior to the end of our fiscal 2006 and only 15 had a remaining lease term which extended beyond fiscal 2006.

Based on the above information, we reduced the KB bankruptcy lease obligation to $12,660K and recognized an offsetting credit to income from discontinued operations of $14,546K in the fourth quarter of fiscal 2006.  The following represents the composition of the $12,660K on our consolidated balance sheet at the end of fiscal 2006 ($ amounts in thousands):

134 store leases with no landlord demand (15 with remaining terms)	$5,500
45 store leases with landlord demand	5,666
7 store leases where bankruptcy court had reduced or expunged the claim	423
Claim on 1 distribution center	890
Legal fees	150
Other	31

Total	$12,660

The portion of the obligation for the 134 stores was estimated at $5,500K based on the estimated lease obligations for these 134 stores beyond fiscal 2006.  This $5,500K estimate was based on the assumption that many of the guaranteed store leases would not result in demands against us.  The assumption is supported by the passage of time since the lease rejection dates, the limited number of demands or claims made by landlords on store leases (94 out of 228 total stores rejected), the fact that some of the 134 stores relate to landlords that had previously filed demands or claims on other stores but not on the stores included in the 134 store group, and our belief that a landlord would act in its own best interest (and mitigate its losses wherever possible).

SFAS No. 5 requires an entity to assess the likelihood of a loss contingency and recognize a liability for the amount that it believes is probable and reasonably estimable.  In our 2006 Form 10-K, we disclosed the original charges related to the KB bankruptcy lease obligations ($24.4 million in fiscal 2003 and $8.6 million in fiscal 2004) along with the fiscal 2006 reversal of $14.5 million.  Additionally, we discussed in our disclosures the uncertainties related to the KB Toys bankruptcy lease obligations.

In the second quarter of fiscal 2007, we reached settlements on 21 store leases (a portion of the 45 store leases with landlord demand at the end of fiscal 2006).  We paid $930K to settle; however, we had $2,965K reserved for these 21 store leases.  As a result of these settlements, we reversed $2,035K by recognizing income from discontinued operations in the second quarter of fiscal 2007.

U.S. Securities and Exchange Commission
February 24, 2009

In the third quarter of fiscal 2007, two events occurred relative to KB Toys and our store lease liability. First, we entered into an agreement (the “Agreement”) with KB and the PKBT Entities, as both terms are defined below.  We believe the Agreement capped our exposure to the guaranteed leases. Second, we reached agreement with the bankruptcy trust, which finalized our claims with and against the bankruptcy trust and the trust’s claims with and against us.  The agreement with the bankruptcy trust was approved by the court in the fourth quarter of fiscal 2007 and in accordance with the terms of the agreement (and as disclosed in our 2007 Form 10-K), we were paid $7.2 million by the bankruptcy trust to settle these matters.

In the fourth quarter of fiscal 2007, we evaluated the following factors in assessing the estimate for the KB bankruptcy lease obligation:
•	During fiscal 2007, we received no new demand letters from landlords concerning the 134 rejected leases or the 7 reduced or expunged leases.
•	All prior demands against us by landlords had been settled or paid or the landlords had stopped pursuing their demands.
•	We were not aware of any pending claims with the bankruptcy trust that might result in new demands for lease payments or indemnifications against us.

Based on all of the above information and given that the bankruptcy occurred four years prior to the end of our fiscal 2007 (KB Toys emerged from bankruptcy in August 2005) and most of the rejected leases occurred at least three years prior, we believed that the likelihood of new claims against us was remote and, if incurred, the amount would be immaterial.  As such, we reversed our remaining obligation for the KB bankruptcy lease liability with an offsetting credit to income from discontinued operations in the amount of $8,767K.  To the date of this letter, none of the landlords with leases rejected during KB Toys’ January 2004 bankruptcy filing had demanded payment from us with respect to these guaranteed leases.

We entered into the Agreement in the third quarter of fiscal 2007 with KB Toys, Inc. (“KB”), a Delaware corporation, Prentice Capital Offshore, Ltd., a Cayman Islands corporation, PKBT Funding LLC, a Delaware limited liability company and the controlling stockholder of KB, and PKBT Lending, LLC, a Delaware limited liability company (Prentice Capital Offshore, Ltd, PKBT Funding LLC, and PKBT Lending, LLC are collectively referred to as the “PKBT Entities”).  The Agreement was made principally to allow KB to sell two distribution centers.  In connection with the sale of the distribution centers, KB had agreed to have the buyer deposit $10 million with KBTI Residual Trust, the bankruptcy trust.  We threatened to sue all parties involved in the sale if KBTI Residual Trust did not receive all of the proceeds from the proposed sale in excess of the mortgage and transaction related costs and expenses.  As a result of these circumstances, the Agreement provides for the following:

•
KB agreed not to 1) renew or extend the guaranteed leases, 2) modify, alter or amend the guaranteed leases if such modification, alteration or amendment would increase the liability of Big Lots under such guaranteed leases, and 3) assign, sublease, delegate or otherwise transfer any guaranteed lease or any right or obligation thereunder unless the landlord acknowledges in writing that the former guarantee has been released and is no longer applicable.

U.S. Securities and Exchange Commission
February 24, 2009

•
Each of the PKBT Entities shall indemnify and hold Big Lots harmless for any incremental liability beyond September 24, 2007 resulting from 1) the renewal or extension of the guaranteed leases, 2) any modification alteration or amendment of the guaranteed leases, if such modification, alteration or amendment increases the liabilities of Big Lots, 3) any assignment, sublease, delegation or transfer of the guaranteed leases, and 4) the execution of a new lease with respect to any of the guaranteed leases, whereby the landlord has not acknowledged in writing that the former guarantee is no longer applicable.

•	The PKBT Entities are not responsible for 1) the liabilities of Big Lots under the guaranteed leases as existed on September 24, 2007, or 2) any liability under the non-guaranteed leases.
•
KB agreed to provide Big Lots with a status report detailing as of September 24, 2007, a complete and accurate list of the guaranteed leases, including the store number, mall name/location, expiration date and annual occupancy cost.  The status report is to be updated each July 31 and February 1 until all obligations under guaranteed leases have been terminated.

•
Big Lots has the right to request in writing that Prentice Capital Offshore provide a statement from its prime broker indicating the net asset value of Prentice Capital Offshore, each July 31 and February 1.

•	Big Lots released certain tax litigation claims against KB and KB paid Big Lots the sum of $125K for such release.
•	Big Lots withdrew its legal allegations and consented to the sale by KB of the two distribution centers, which resulted in the $10 million contribution by the buyer to the bankruptcy trust.

We believe that the Agreement effectively capped our exposure to the guaranteed leases because as we disclosed in our 2006 Form 10-K, the typical KB bankruptcy lease obligation provides that the terms of the underlying lease may be extended, amended, or modified without consent of the guarantor. As a result of the Agreement, we are indemnified for any incremental exposure added under our indemnification of the leases.  Additionally, as long as KB continued to make its contractual lease payments or otherwise paid, settled or terminated its obligations under the guaranteed leases, these actions reduce our remaining potential exposure.

We evaluated whether the Agreement constituted a modification of our lease indemnifications under FIN 45. We note that our lease indemnification obligation is to Melville Corporation (now known as CVS New York, Inc.), from which we purchased KB Toys.  Our indemnification with Melville Corporation is in full force and effect today exactly as it was before the Agreement.  We note that KB and the PKBT entities are in no way affiliated with Melville Corporation or CVS New York, Inc.  Therefore, the Agreement with KB and the PKBT entities is a separate indemnification to us by KB and the PKBT entities and does not constitute a modification of our original indemnification with Melville Corporation that would trigger the application of FIN 45.

U.S. Securities and Exchange Commission
February 24, 2009

For completeness, we note that in December 2008, KB Toys filed for bankruptcy protection again.  We disclosed in our 2007 Form 10-K, that we had continuing obligations with respect to 52 leases related to open KB Toys stores.  As a result of this bankruptcy filing, KB Toys rejected 31 store leases for which we believe we have an indemnification obligation.  Based on lease data for these 31 stores and using our prior experience with these matters we estimated a new KB Toys bankruptcy lease obligation of $5.0 million (which will be reflected in our 2008 Form 10-K).  This obligation was recognized on our fiscal 2008 year end consolidated balance sheet through a charge to loss from discontinued operations.  As a result of the 2008 bankruptcy and resulting liquidation of KB Toy’s assets, we do not have any ongoing lease indemnifications beyond these rejected leases. We further note that these leases were not rejected by KB Toys in its prior bankruptcy. We also note that the economic condition of the country has changed substantially since the end of our fiscal 2007 and the subsequent bankruptcy filing does not change our conclusion that any remaining lease indemnification liability at February 2, 2008 was remote.

Item 9A. Controls and Procedures, page 77

Changes in Internal Control Over Financial Reporting, page 77

11.
We note your disclosure that “[t]here were no other changes in [y]our internal control over financial reporting…”  In future filings, please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose those changes.

Response:  We confirm that the new point of sale register system materially affected our internal controls over financial reporting.  Other than this change, there were no other changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2007 that materially affected our internal control over financial reporting.  To the extent there are changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, we will disclose that fact and those changes in future filings.

U.S. Securities and Exchange Commission
February 24, 2009

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 8

12.
We note that the Nominating/Corporate Governance Committee, along with your general counsel and full board, reviews all related party transactions required to be disclosed pursuant to our rules.  Also, we note that you have written Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for Financial Professionals that apply to all of your directors, executive officers, and other related parties.  However, we note also your disclosure in the fourth paragraph of this subsection that only your full board reviews and approves “proposed” related party transactions.  In future filings, please clarify and describe in greater detail all of your policies and procedures for the review, approval, or ratification of related party transactions.  See Item 404(b) of Regulation S-K.  The policies and procedures required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response:  We will include the disclosure below in our Definitive Proxy Statement on Schedule 14A to be filed in connection with our 2009 annual meeting of shareholders (“2009 Proxy Statement”), as well as in future filings, updated as appropriate in each filing:

Related Person Transactions

The Board and the Nominating/Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating/Corporate Governance Committee have also enlisted the assistance of our General Counsel and human resources management to fulfill this duty.  Our written Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and human resources policies address governance matters and prohibit, without the consent of the Board or the Nominating/Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

Pursuant to our written related person transaction policy, the Nominating/Corporate Governance Committee also evaluates “related person transactions.”  Consistent with SEC rules, we consider a related person transaction to be: (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving more than $120,000 in which we and any of our directors, nominees for director, executive officers, holders of more than five percent of our common shares, or their immediate family members were or are to be a participant; and (ii) such related person had or will have a direct or indirect material interest.  Under our policy, our directors, executive officers and other members of management are responsible for bringing all transactions, whether proposed or existing, of which they have knowledge and that they believe may constitute related person transactions to the attention of our General Counsel.  If our General Counsel determines that the transaction constitutes a related person transaction, our General Counsel will notify the chair of the Nominating/Corporate Governance Committee.  Thereafter, the Nominating/Corporate Governance Committee will review, considering all factors and information it deems relevant, and either approve, ratify or disapprove, the related person transaction in light of what it believes to be the best interests of Big Lots and our shareholders .  Examples of factors and information that the Nominating/Corporate Governance Committee may consider include: (i) the reasons for entering into the transaction; (ii) the terms of the transaction; (iii) the benefits of the transaction to us; (iv) the comparability of the transaction to similar transactions with unrelated third parties; (v) the materiality of the transaction to each party; (vi) the nature of the related person’s interest in the transaction; (vii) the potential impact of the transaction on the status of an independent outside director; and (viii) the alternatives to the transaction.

U.S. Securities and Exchange Commission
February 24, 2009

Additionally, on an annual basis, each director, nominee for director and executive officer is obligated to complete a questionnaire that requires written disclosure of any related person transaction. These questionnaires are reviewed by the Nominating/Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or potential related person transactions.

Based on our most recent review in the first quarter of fiscal 2009, we have not engaged in any related person transactions since the beginning of fiscal 2008.

13.
It appears that you had no related party transactions in the first quarter of fiscal 2008 and that your only related party transactions in fiscal 2007 were with Goldman Sachs & Co.  Please confirm for us that the Goldman Sachs & Co. transactions were the only related party transactions or agreements that you are required to disclose pursuant to Item 404 of Regulation S-K for the period covered by this report.

Response:  We confirm that the Goldman Sachs & Co. transactions described on page 8 of our Definitive Proxy Statement on Schedule 14A filed on April 15, 2008 (“2008 Proxy Statement”) were the only related party transactions or agreements in fiscal 2007 and the first quarter of fiscal 2008 that we were required to disclose pursuant to Item 404 of Regulation S-K.

14.
In connection with your transactions with Goldman Sachs & Co., you state that you paid Goldman Sachs $100 million in exchange for your common shares “under the structured shares repurchase transaction” and you also paid Goldman Sachs “three cents per share as a broker’s trading commission in connection with $575 million of other share repurchase transactions.”  In future filings, please disclose all of the share repurchase transactions for which you paid Goldman Sachs three cents per share as a broker’s commission and disclose the total amount you paid it in commissions for these broker services.

Response:  Based on the information currently available to us, we do not expect to be required to disclose in our 2009 Proxy Statement any transactions with related persons, as required by Item 404(a) of Regulation S-K.  However, to the extent applicable in future filings, we will disclose all of the share repurchase transactions for which we paid a related person a broker’s commission and the total amount we paid in commissions to such related person for brokerage services.

U.S. Securities and Exchange Commission
February 24, 2009

15.
In future filings, please disclose whether the terms of the $100 million structured shares repurchase transaction with Goldman Sachs & Co. were comparable to terms you could have obtained from an unaffiliated third party.  Also, please disclose whether the terms of the broker’s commission you paid to Goldman Sachs in connection with $575 million of other share repurchase transactions were comparable to the terms you could have obtained from an unaffiliated party.

Response:  Based on the information currently available to us, we do not expect to be required to disclose in our 2009 Proxy Statement any transactions with related persons, as required by Item 404(a) of Regulation S-K.  However, to the extent applicable in future filings, we will disclose whether the terms of a transaction with a related person that is required to be disclosed by us under Item 404(a) of Regulation S-K were comparable to the terms we could have obtained from an unaffiliated third party.  Additionally, we note that we believe the terms of the structured share repurchase transaction with Goldman Sachs & Co. and the broker’s commissions we paid to Goldman Sachs & Co. in connection with the other share repurchase transactions, as each was described on page 8 of our 2008 Proxy Statement, were comparable to the terms we could have obtained from an unaffiliated third party.

Director Compensation, page 9

Director Compensation Table, page 10

16.
In footnote (1) to your table, you state that the full grant date fair value of the fiscal 2007 stock option award made to each nominee for director, computed in accordance with FAS 123R, was $120,800.  However, it appears that Jeffrey P. Berger received fewer option awards than the other directors. In future filings, please disclose how the full grant date fair value of the option awards to each director was $120,800 if Mr. Berger received fewer awards.

Response:  We note that Mr. Berger and each of our other outside directors (each of whom was a nominee for director at our 2008 Annual Meeting of Shareholders) received a stock option to acquire 10,000 of our common shares on September 10, 2007 as part of their director compensation for fiscal 2007.  We confirm that the full grant date fair value for each of these fiscal 2007 stock option awards, computed in accordance with Financial Accounting Standards Board Statement No. 123(R) (“FAS 123R”), was $120,800.  No other stock option awards were granted to Mr. Berger or our other outside directors during fiscal 2007.  In our 2008 Proxy Statement, the Option Awards column of the Director Compensation Table reflects the dollar amount recognized by us for financial statement reporting purposes for fiscal 2007 in accordance with FAS 123R, disregarding any estimate of forfeitures related to service-based vesting conditions.  The amount disclosed for Mr. Berger in the Option Awards column is less than the amount disclosed for our other outside directors because: (i) the dollar amount recognized for financial statement reporting purposes for fiscal 2007 in accordance with FAS 123R includes option awards granted in and prior to fiscal 2007; (ii) Mr. Berger did not join our Board until 2006 (so in his case this column includes stock option awards granted in fiscal 2007 and fiscal 2006); and (iii) each of our other outside directors had been on our Board since at least 2005 (so in their case this column includes stock option awards granted in fiscal 2007, fiscal 2006 and fiscal 2005).  In addition, in future filings, we will continue to provide disclosure that is consistent with Item 402(k)(2)(iv) and Instruction to Item 402(k)(2)(iv) of Regulation S-K.

U.S. Securities and Exchange Commission
February 24, 2009

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

17.
On the top of page 16, you state that Steven S. Fishman’s percentage of salary at risk for 2007 was 86.6% and that the average of the other named executive officers’ percentage of salaries at risk was 67.1%.  Similarly, you state that Mr. Fishman’s percentage at risk in 2006 was 75.6% and the average of the other named executive officers’ percentage at risk in 2006 was 59.3%.  In future filings, please disclose the percentage of each of your named executive officers’ salaries at risk for 2007 and 2006.  Also, in future filings, please disclose the reason or reasons that you chose to have varying percentages for each named executive officer generally, and why you chose the particular percentage for each named executive officer.

Response:  In the executive compensation overview of the Compensation Discussion and Analysis (“CD&A”) in our 2008 Proxy Statement, we disclosed the percentage of the total compensation reported in the Summary Compensation Table that was derived from incentive compensation (bonuses, stock options and restricted stock) for our CEO, our other named executive officers (on an average basis), and all of our named executive officers (on an average basis).  We note that the percentages reflected in our disclosure were intended to illustrate our belief that we have established a strong relationship between a key objective of our executive compensation program (to align executive compensation with shareholder interests) and the compensation actually earned by the named executive officers in fiscal 2007.  We believe these percentages evidence the effectiveness of our executive compensation program at meeting our objectives through the use of performance-based incentive compensation. These percentages were not selected or established prospectively for the purpose of targeting fiscal 2007 compensation to particular percentages.  We also indicated that to achieve our objective of aligning executive compensation with shareholder interests, we increase the named executive officer’s incentive compensation as a percentage of total compensation as his or her level of responsibility increases.  This objective was validated by the higher percentage of total compensation coming in the form of incentive compensation for our CEO, as opposed to the other named executive officers.  When disclosing these percentages in future filings, we will separately disclose the percentage for each named executive officer.  Additionally, we will include the disclosure below in our 2009 Proxy Statement, as well as in future proxy statements, updated as appropriate in each filing:

U.S. Securities and Exchange Commission
February 24, 2009

∙ Align the interests of executives and shareholders through incentive-based executive compensation.

We pay bonuses to executives under the 2006 Bonus Plan only if we meet or exceed corporate performance goals. Stock options awarded under the 2005 Incentive Plan are valuable only if the market price of our common shares increases over the exercise price during the period in which the stock options may be exercised. Restricted stock awarded under the 2005 Incentive Plan vests only if we achieve a threshold corporate performance goal (i.e., the first trigger) and its value is determined by the market price of our common shares. Accordingly, the realization and value of each of these elements of compensation is dependent upon our performance and/or the appreciation in the value of our common shares.

In fiscal 2008, _____% of the total compensation earned by the named executive officers was derived from incentive compensation in the form of bonuses, stock options and restricted stock. We believe this demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. We do not apply a specific formula or set a specific percentage at which incentive compensation is targeted or awarded for each named executive officer. Rather, the amount of total compensation that may be earned by each named executive officer through these forms of incentive compensation is subjectively determined based on each named executive officer’s level of responsibility and potential impact on our operations and financial condition. The percentage of total compensation that a named executive officer may earn through these forms of incentive compensation generally increases as the executive’s level of responsibility and impact on our business increases.

Following the end of each fiscal year, we calculate and review each named executive officer’s annual “at-risk incentive compensation” as a percentage of his or her annual “total executive compensation awarded” to evaluate the effectiveness of our incentive compensation at meeting our objective of aligning executive compensation with the interests of our shareholders.  The calculation is computed as follows:

At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded	=	At-Risk Incentive Compensation	=	Grant date fair value of stock awards	+	Grant date fair value of option awards	+	Maximum possible payout under non-equity incentive plan awards
		Total Executive Compensation Awarded	=	Salary	+	Change in pension value and nonqualified deferred compensation earnings	+	All other compensation earned	+	At-Risk Incentive Compensation

U.S. Securities and Exchange Commission
February 24, 2009

The components of at-risk incentive compensation are the potential values to the named executive officer upon award, as reflected in the Grants of Plan-Based Awards table following this CD&A. The components of the total executive compensation awarded (other than at-risk incentive compensation) are the amounts actually earned by the named executive officer, as reflected in the Summary Compensation Table following this CD&A.

For fiscal 2008, the percentage of the total executive compensation awarded that was derived from at-risk incentive compensation for each named executive officer was as follows:

Name	Fiscal 2008 At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded (%)
Mr. Fishman
Mr. Cooper
Mr. Waite
Mr. Martin
Ms. Bachmann
All non-CEO named executive officers as a group
All named executive officers as a group

The significant portion of total executive compensation awarded to the named executive officers as at-risk incentive compensation exemplifies the emphasis of our executive compensation program on “pay for performance.” In rewarding performance through at-risk incentive compensation, we align the interests of our executives with those of our shareholders.

18.
In this regard, in future filings, please explain also the reason or reasons that you chose the particular varying payout percentages for each named executive officer’s target and stretch bonuses in 2007 that you disclose in the fourth paragraph on page 18.  Further, on page 22 under the Equity for Fiscal 2007 subsection, please explain the reason or reasons that you chose the two-to-one stock options to restricted stock amount for Steven S. Fishman and the three-to-one amount for the other named executive officers.

Response:  We note that the target and stretch bonus payout percentages described on page 18 of our 2008 Proxy Statement were the payout percentages established in each named executive officer’s employment agreement.  These payout percentages represent the smallest payout percentages that could be set annually under the employment agreements, and they were established as part of our negotiation with each named executive officer, taking into account the various factors described in the third paragraph on page 18.  The specific bonus payout percentages awarded to each named executive officer for fiscal 2007 were disclosed in the table on page 21, with the corresponding dollar values reflected in columns (c), (d) and (e) of the Grants of Plan-Based Awards Table.  In future filings and to the extent applicable, we intend to explain why we awarded bonus payout percentages greater than the payout percentages established in a named executive officer’s employment agreement.  In future filings, we will also specify that the executive’s level of responsibility and the potential impact that the executive could have on our operations and financial condition were factors considered in negotiating the terms of his or her employment agreement with us.

U.S. Securities and Exchange Commission
February 24, 2009

With respect to the mix of stock options and restricted stock awarded in fiscal 2007, Mr. Fishman was our most senior executive officer in fiscal 2007; therefore, consistent with our executive compensation philosophy, we believed it was appropriate to award him more at-risk equity compensation than the other named executive officers.  In order to provide a larger equity award in an efficient manner, Mr. Fishman was awarded a larger percentage of his fiscal 2007 equity award in the form of restricted stock (i.e., as restricted stock requires fewer common shares than stock options to provide an equivalent value).  In addition, we will include the following disclosure in our 2009 Proxy Statement, as well as in future proxy statements, updated as appropriate in each filing:

The stock options awarded to the named executive officers in fiscal 2008 have an exercise price equal to the fair market value of our common shares on the grant date, vest equally over four years, and expire seven years after the grant date. The restricted stock awarded to the named executive officers in fiscal 2008 (as discussed in detail below) vests upon attaining the first trigger and the first to occur of (i) attaining the second trigger, (ii) the lapsing of five years while continuously employed or (iii) the grantee’s death or disability (which results in the vesting of a prorated portion of the award). In comparison to the other named executive officers, Mr. Fishman received a greater portion of his fiscal 2008 equity award in the form of restricted stock. The Committee and other outside directors believe this difference is necessary to provide Mr. Fishman with equity compensation that is competitive with the equity compensation awards made to chief executive officers by peer group companies. Additionally, this decision was driven by the following considerations:

•
The CEO should receive more at-risk incentive compensation than the other named executive officers.  Consistent with the key objectives of our executive compensation program, the Compensation Committee and other outside directors believe that our CEO should be awarded at-risk incentive compensation in larger amounts than the other named executive officers, because our CEO’s level of responsibility and potential impact on our operations and financial condition are greater than the other named executive officers.

•
Restricted stock is generally more valuable to the executive than stock options and, therefore, requires fewer common shares to provide an equivalent value.  The per share value of restricted stock to the executive is generally greater than the per share value of stock options to the executive.  This is generally true because stock options provide value to the executive only if and to the extent the market price of our common shares increases during the exercise period, while restricted stock provides value once it vests.  Therefore, it is more efficient to deliver equity awards in the form of restricted stock. We can award fewer common shares in the form of restricted stock and still provide the executive with the same value that could be delivered by awarding a greater number of common shares underlying a stock option.

U.S. Securities and Exchange Commission
February 24, 2009

•
Awarding fewer common shares is less dilutive to our shareholder and the other equity award recipients.  Using fewer common shares for a restricted stock award than would be necessary to deliver the executive a stock option of equivalent value has the benefit of being less dilutive to our shareholders and uses fewer of the common shares available under the 2005 Incentive Plan.

•
Counterbalancing factors: It is not permissible, and may not be cost-effective to us, to grant all equity awards in the form of restricted stock.  Although it may be more efficient and less dilutive to provide equity awards in the form of restricted stock, the: (a) 2005 Incentive Plan prohibits us from awarding more than one-third of all awards granted pursuant to the plan in the form of restricted stock, restricted stock units and performance units; (b) financial statement expense to us associated with restricted stock is generally greater on a per share basis than the expense to us associated with stock options; and (c) Compensation Committee and the other outside directors believe stock options also provide a strong incentive to increase shareholder value, because stock options provide value to the executive only if the market price of our common shares increases.

Our Executive Compensation Program for Fiscal 2007, page 20

Salary for Fiscal 2007, page 21

19.
You state that the salary adjustments for your named executive officers from 2006 to 2007 was “subjectively determined,” but that the “increases reflected strong corporate and individual performance in 2006.” In future filings, please discuss the corporate and individual performances that caused you to increase each named executive officer’s base salary.  If the business objectives are quantified, please specify those objectives.  See Item 402 (b)(2)(v) of Regulation S-K.

Response:  The statement that the salary increases “reflected strong corporate and individual performance in fiscal 2006” was made to point out the consistency between performance and the salary increases.  It was not made to infer that salary adjustments are tied to specific performance measures.  The increase in the salaries of the named executive officers for fiscal 2007 was subjectively determined and not tied to any specific quantifiable performance criteria (whether corporate or individual).  The Compensation Committee and other outside directors generally considered the factors described throughout the CD&A in our 2008 Proxy Statement, with a particular focus on the factors described at the top of page 23 and the comparative compensation data discussed on page 24.  Additionally, the salary of each named executive officer may not be less than the minimum salary established in his or her employment agreement with us.  A discussion of the factors considered in negotiating the terms of the employment agreements appeared on page 18 of our 2008 Proxy Statement.  To the extent that the items in your comment were addressed elsewhere in our CD&A, we did not believe it was necessary to repeat this information in the discussion of the named executive officers’ salaries for fiscal 2007.  In future filings, we will expand our disclosure regarding performance factors that cause us to increase each named executive officer’s salary, or include a cross-reference to the location in our filing where this information may be found.

U.S. Securities and Exchange Commission
February 24, 2009

20.
In this subsection, you disclose the 2007 salaries of your named executive officers.  However, these salaries differ from the salaries in your Summary Compensation Table.  For example, on page 21, you state that Steven S. Fishman’s 2007 salary was $1,025,000, but your Summary Compensation Table states that Mr. Fishman’s salary for 2007 was $1,015,000.  Please advise or revise in future filings.

Response:  We note that the salaries disclosed on page 21 of our 2008 Proxy Statement represented the annualized salaries for the named executive officers that were awarded and became effective in March 2007.  The salaries disclosed in the Summary Compensation Table of our 2008 Proxy Statement represented the salaries actually earned by the named executive officers in fiscal 2007.  Fiscal 2007 began on February 4, 2007 and ended on February 2, 2008.  Because the fiscal 2007 salary adjustments were made in March, after the start of the fiscal year, the salaries actually earned in fiscal 2007 (as reported in the Summary Compensation Table) included more than one month of pay at the salary rates made effective in fiscal 2006, with the balance based on the rates made effective in fiscal 2007.

Bonus for Fiscal 2007, page 21

21.
In the second paragraph of this subsection, you state that you used “net income” to determine your bonus payout in 2007, which according to your table at the bottom of page 21 was $149,038,050.  However, the financial statements in your Form 10-K for the year ended February 2, 2008 state that your net income for 2007 was $158,461,000.  Therefore, in future filings, please disclose the corporate performance amount you used to calculate the annual bonuses for 2007 and discuss the manner in which you calculated that amount.

Response:  We note that the corporate performance amount used to calculate fiscal 2007 bonuses was $149,038,050, as disclosed in the table on page 21 of our 2008 Proxy Statement.  This amount represented our fiscal 2007 net income adjusted in accordance with the terms of the 2006 Bonus Plan, as discussed on pages 21 and 30 of our 2008 Proxy Statement.  To further address your comment in future filings, we plan to revise our disclosure regarding the calculation of the corporate performance amount and any use of discretion by the Compensation Committee as it relates to bonuses paid for performance in the last completed fiscal year.  We will include the following disclosure in our 2009 Proxy Statement, as well as in future proxy statements, updated as appropriate in each filing:

U.S. Securities and Exchange Commission
February 24, 2009

The bonuses paid to the named executive officers under the 2006 Bonus Plan for fiscal 2008 are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. At its annual review in March 2008, the Committee and the outside directors approved the financial measure, corporate performance amounts and payout percentages for the fiscal 2008 bonuses.

For the fiscal 2008 bonuses, the Committee and the other outside directors selected operating profit as the financial measure because they believe it is a strong indicator of our profitability, ongoing operating results and financial condition. The Committee and other outside directors selected the corporate performance amounts based on the annual corporate operating plan set by the Board.  The corporate performance amounts were slightly below (for the floor bonus), at (for the target bonus), and above (for the stretch bonus) the projected operating profit in our annual corporate operating plan. They believe the selected amounts provided challenging, but reasonable, levels of performance. The Committee and other outside directors believe the selected corporate performance amounts were appropriate in light of our projected corporate operating plan for fiscal 2008 and our objective to promote sustained profitability while providing objectives that motivate our executives. Because the outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year-over-year comparable performance, general economic factors, and performance of the retail sector), the relationship between each of the corporate performance amounts and between the corporate performance amounts and our annual corporate operating plan may vary significantly from year to year.

In order to calculate bonuses under the 2006 Bonus Plan, we first calculate the financial measure for purposes of our financial statements. Once calculated for purposes of our financial statements, it is adjusted, for purposes of the bonus calculation, to remove the effect of unusual or non-recurring events, transactions or accrual items set forth in the 2006 Bonus Plan. These adjustments may have the net effect of increasing or decreasing the resulting corporate performance amount. Additionally, the Committee may exercise negative discretion to cancel or decrease the bonuses earned (but not increase a bonus for a covered employee, as that term is used within Section 162(m) of the Internal Revenue Code, as amended (“IRC”)). Accordingly, the corporate performance amount may differ from the financial measure (i.e., operating profit) amount reflected on the financial statements included with our Form 10-K.

If the Compensation Committee exercises its negative discretion to reduce bonuses earned by the named executive officers for performance in fiscal years covered by future filings, we will also state that fact in such future filings and discuss in greater detail the extent to which the Compensation Committee evaluated corporate and individual performance in its use of discretion.

U.S. Securities and Exchange Commission
February 24, 2009

22.
In this regard, you state that the specific financial measure selected by the Compensation Committee for the fiscal 2007 bonus determination was the greatest of four measures and that each measure is adjusted to remove the effect of all equitable adjustments for the unusual or non-recurring events, transactions, or accrual items set forth in the 2006 Bonus Plan.  Further, you state that the measures “may be further reduced in the Committee’s discretion.”  In future filings, please disclose whether the Compensation Committee used its discretion in determining the financial measure used for the fiscal 2007 bonus determination.  If so, please discuss in greater detail the manner in which the Compensation Committee evaluated corporate performance or the executives’ contributions before awarding performance-based cash incentives and discretionary cash bonuses.

Response:  To address your comment, we plan to revise our disclosure regarding the calculation of the corporate performance amount and the Compensation Committee’s use of discretion as it relates to bonuses paid for performance in the last completed fiscal year.  Please refer to our response to comment 21 for the revised disclosure that we intend to include in our 2009 Proxy Statement.

Equity for Fiscal 2007, page 22

23.
In the first paragraph of this subsection, you state that the Compensation Committee determines the size of the equity awards to your named executive officers in two steps.  First, the Compensation Committee considers corporate performance to establish the total pool of common shares that will be made available for all equity awards to all named executive officers collectively.  Second, the Compensation Committee considers each named executive officer’s individual performance, his or her responsibilities, and the comparative compensation data for similar executives to determine the percentage of the total pool to award to each named executive officer.  In future filings, please describe in greater detail the 2007 corporate performance goals that would establish the pool, the corporate performance as compared to the goals, and the amount of shares in the pool.  Also, please describe in greater detail the manner in which the Compensation Committee measured each named executive officer's individual performance, responsibilities, and comparative compensation data and how that measure translated into the options and restricted stock awarded to each named executive officer.

Response:  In fiscal 2007, the Compensation Committee (the “Committee” for purposes of this response) subjectively determined the number of common shares that would be made available to all members of our executive management committee (“EMC”) and each member of the EMC individually, which included a consideration of the factors discussed in the “Individual Performance Evaluation” section of our CD&A on page 23 of our 2008 Proxy Statement.  To further address this comment, we will include the following disclosure in our 2009 Proxy Statement, as well as in future proxy statements, updated as appropriate in each filing:

U.S. Securities and Exchange Commission
February 24, 2009

All equity awards granted to the named executive officers in fiscal 2008 were made under the 2005 Incentive Plan and are reflected in the Grants of Plan-Based Awards table. The fiscal 2008 equity compensation for the named executive officers consisted of non-qualified stock options and restricted stock awards. The Committee believes that the grant of a significant quantity of stock options and restricted stock to the named executive officers further aligns their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Consequently, the named executive officers’ equity interests in our organization, through stock options and restricted stock, comprise a substantial portion of their compensation. The Committee is not tied to any particular process or formula to determine the size of the equity awards granted to the named executive officers. Consequently, the Committee uses its discretion to grant equity awards and may consider the various factors discussed below. In fiscal 2008, to determine the size of the equity awards for the named executive officers, the Committee undertook the following process:

•
The Committee reviewed a management-prepared projection of the estimated number of common shares to be granted during fiscal 2008 to all recipients other than our CEO. As it related to the EMC members other than our CEO, this projection was based on historical grant information, anticipated future events, and our CEO’s evaluation of individual performance and recommendations. For example, this projection included the common shares the Committee and management expected to need in order to attract a new member of the EMC in fiscal 2008 to replace a member who had previously announced his retirement.

•
In executive session, the Committee evaluated and approved our CEO’s recommendations for equity awards for the other EMC members and determined the equity award for our CEO. In each case, the Committee made these determinations based on historical grant information and the Committee’s subjective views of comparative compensation data, retention factors, corporate performance (particularly operating profit, selling and administrative expenses and earnings per share versus planned performance), individual performance, the executive’s level of responsibility, the potential impact that the executive could have on our operations and financial condition, and the market price of our common shares. See the introduction to the “Our Executive Compensation Program for Fiscal 2008” section and the “Performance Evaluation” section of this CD&A for a discussion of how our CEO and the Committee evaluate performance.

•
The Committee reviewed the total number of common shares authorized for awards in fiscal 2008 to ensure that such amount would not exceed the total number of common shares available for grant in fiscal 2008. See the “Bonus and Equity Plans” disclosure that follows the Summary Compensation Table for more information concerning the common shares available for issuance under the 2005 Incentive Plan.

U.S. Securities and Exchange Commission
February 24, 2009

This process was employed to ensure that executive equity compensation is commensurate with corporate and individual performance and remains consistent with our policy that incentive compensation should increase as a percentage of total compensation as the executive’s level of responsibility and the potential impact that the executive could have on our operations and financial condition increases.

24.
You state that the first trigger selected for the fiscal 2007 restricted stock award was $0.25 under the applicable financial measure and that the second trigger was $1.65 under the applicable financial measure.  In future filings, please disclose the applicable financial measure to which you refer.

Response:  The financial measure against which the first trigger and second trigger are compared for the restricted stock awards made in fiscal 2007 was the greater of: (i) income per common share – diluted from continuing operations; and (ii) income per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be).  If neither of these two amounts appear on the consolidated statements of operations included in our Form 10-K for the applicable fiscal year, then the financial measure is the greater of: (iii) income per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); and (iv) income per common share – diluted as it appears in the Form 10-K for the applicable fiscal year. Each financial measure is adjusted to remove the effect of any gain or loss as a result of litigation or lawsuit settlement that is specifically disclosed, reported or otherwise appears in our periodic filings with the Commission or our annual report to shareholders.  Please see the fourth paragraph under “Equity for Fiscal 2007” on page 22 of our 2008 Proxy Statement.  Accordingly, it is not possible to determine which financial measure will become the applicable financial measure at the time the restricted stock award is granted.  To the extent the applicable financial measure for either trigger becomes determinable prior to the filing of our next CD&A, we intend to disclose the financial measure in that CD&A.

25.
In this regard, you state that the first trigger for the fiscal 2007 restricted stock awards was met, but that second trigger was not met.  In future filings, please disclose specifically in this subsection the consequences to your named executive officers’ equity awards based meeting the first trigger but not the second trigger.

Response:  We note the disclosure regarding the potential vesting events after attaining the first trigger in the second sentence of the last paragraph on page 22 of our 2008 Proxy Statement.  We also note the disclosure of the material vesting and forfeiture terms of the restricted stock awards made under the 2005 Incentive Plan on page 31 in the “Big Lots 2005 Long-Term Incentive Plan” section.  To further address this comment, we will include the following disclosure in the discussion of equity awards made to the named executive officers in the last completed fiscal year contained in the CD&A of our 2009 Proxy Statement, as well as in future proxy statements, updated as appropriate in each filing:

U.S. Securities and Exchange Commission
February 24, 2009

The first trigger for the fiscal 2008 restricted stock awards is $0.25 under the applicable financial measure. The second trigger for the fiscal 2008 restricted stock awards is $2.03 under the applicable financial measure. While the first trigger was met (under the earnings per common share – diluted from continuing operations financial measure) for the fiscal 2008 restricted stock awards, the second trigger was not met in fiscal 2008. Having met the first trigger, if the named executive officer remains employed by us, the restricted stock will vest upon the earliest of: (i) the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met; (ii) the opening of our first trading window that is five years after the grant date; and (iii) the death or disability of the named executive officer, in which case 20% of the award will vest for each consecutive year of employment completed from the grant date to the date of death or disability. The restricted stock will be forfeited if the named executive officer’s employment with us terminates prior to vesting (except as described above in the case of death or disability).

26.
In future filings, please clarify whether the Compensation Committee has formalized any procedures regarding grants of stock options and specify the factors that will be considered in making stock option grants, if any.

Response:  In connection with our preparation of the CD&A included in our 2008 Proxy Statement, we considered and included all information we believed to be material with regard to the Compensation Committee’s procedures and considerations in awarding stock options to the named executive officers.  As examples, we described our equity grant timing policy (see page 26), the key objectives of our executive compensation program that drive the Compensation Committee’s decisions (see pages 14-16), and the basis for stock options awarded in fiscal 2007 (see page 22).  We also believe the changes we plan to make to our disclosure in future filings, as discussed above in our responses to comments 18 and 23, will further enhance our disclosure on this topic.  To the extent that the Compensation Committee’s procedures and considerations in awarding stock options to the named executive officers change in the future, we will consider whether those changes are material elements of our compensation program for the named executive officers and, if so, we intend to disclose such changes.

U.S. Securities and Exchange Commission
February 24, 2009

Independent Compensation Consultant, page 24

27.
You state that you did not retain Watson Wyatt Worldwide to provide you with specialized compensation advice for fiscal 2007, so Watson did not provide you with any other services during fiscal 2007 “[a]side from completing work at the direction of the [Compensation] Committee.”  In future filings, please discuss the work Watson performed for you in fiscal 2007 at the Compensation Committee’s direction.

Response:  In May 2007, the Compensation Committee engaged Watson Wyatt Worldwide to provide advice with respect to our fiscal 2008 executive compensation program.  The only services performed by Watson Wyatt Worldwide in fiscal 2007 were those services that began in May 2007 and related to executive compensation for fiscal 2008.  Our reference to “[a]s discussed below” in the second to last sentence of the first paragraph on page 24 was intended to refer the reader to the “Our Executive Compensation Program for Fiscal 2008” section in our 2008 Proxy Statement (see pages 26-27), wherein we discussed the services provided by Watson Wyatt Worldwide and their influence on fiscal 2008 executive compensation.  Our reference to “[a]side from completing work at the direction of the Committee” in the final sentence of the first paragraph on page 24 related to the information and services described in the immediately preceding sentence (i.e., their engagement relating to our fiscal 2008 executive compensation program).  In future filings, if a compensation consultant plays a material role in our compensation-setting practices and decisions for the named executive officers, we intend to discuss that role in the CD&A.

Form 10Q for the Quarterly Period Ended November 1, 2008

28.
We note that you lowered earnings guidance for the fourth quarter of 2008 and indicated on your December 5, 2008 earnings conference call that you expect the economic challenges of the retail environment to extend into 2009.  Considering the ongoing economic downturn, please clarify why it appears that you have not recorded any significant asset impairment charges for any underperforming stores during fiscal 2008.  Please provide us with additional information regarding the assets you analyzed for impairment under SFAS 144 during fiscal 2008, the results of those tests, and the sensitivity of those results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Response:  Our lowered earnings guidance for the fourth quarter of fiscal 2008 of $.90 to $.99 per diluted share (from previously issued guidance of $1.02 to $1.09 per diluted share) was based on an anticipated comparable store sales decrease in the fourth quarter of 2% to 4%, a gross margin rate above last year and expense de-leverage due to the softness in sales.  This updated fourth quarter guidance combined with our third quarter year to date performance, provided a full year guidance of $1.79 to $1.88 per diluted share.  This represents an increase of 27% to 33% over the comparable prior year’s results.  If the lower result were to occur, the fiscal 2008 financial results would still be record performance for us in terms of income from continuing operations and earnings per common share amounts.

U.S. Securities and Exchange Commission
February 24, 2009

We perform impairment tests on long-lived assets at the store level when impairment indicators are present and annually upon completion of our 11th fiscal period (December).  We perform the annual impairment test after the 11th fiscal period because we are a seasonal business with a significant portion of our operating profit earned during the Christmas selling season and we view this time as the most appropriate time to evaluate our stores.  Based on our impairment accounting practices, as described, we would not perform an impairment test in the third quarter, unless impairment indicators were present, as defined by paragraph 8 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Based on the fourth quarter earnings guidance discussed above, we do not believe that impairment indicators were present at the end of the third quarter; therefore, no impairment tests were performed in the third quarter of 2008.  During the fourth quarter of fiscal 2008, we completed our annual store impairment test and recorded a pretax impairment charge in the amount of $40K related to six stores.

We note our response to comment 3 of this letter which states that we will expand and revise our disclosures of our critical accounting policies and estimates.  In future filings we will disclose the following assumptions and estimates with regard to our long-lived asset accounting policy in our Critical Accounting Policies and Estimates section of MD&A:

When we perform impairment reviews, we first determine which stores had impairment indicators present.  We use actual historical cash flows to determine which stores had negative cash flows in each of the past two years (on a rolling basis).  For each store with two years of negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store’s operations that are based on assumptions currently being used to develop our company level operating plans.  If the net book value of a store’s long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store’s assets and recognize an impairment charge for the excess net book value of the store’s long-lived assets over their fair value.  The fair value of store assets is estimated based on information available in the market place for similar assets.  (This fair value will be a level 3 fair value when SFAS No. 157 becomes effective for non-financial assets in fiscal 2009).  We believe that our impairment charges are trending lower because we closed a number of underperforming stores at the end of fiscal 2005, and continued to close (primarily through non-renewal of leases) underperforming stores in fiscal years 2006, 2007 and 2008.  Because we only identified seven stores with impairment indicators as a result of our annual store impairment tests in fiscal 2008 and we recognized impairment charges on six of those stores, we do not believe that variability of assumptions used to test for recoverability or estimate fair value of long-lived assets in our impairment test would have a material impact on the impairment charges incurred in fiscal 2008.

**********

U.S. Securities and Exchange Commission
February 24, 2009

As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Big Lots, thank you for your consideration of our responses.  We have sought to respond to all of your comments, and as indicated above, will be incorporating disclosure into our future filings.  If you have further comments that you would like to have addressed prior to those filings, please let us know.  If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (614) 278-6810.

Sincerely,

/s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer